Sun Life Financial Announces Integrated Brand Strategy in Canada
Creates opportunities across Individual, Group Benefits and Pension businesses

Toronto, ON (March 26, 2007) - Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that it is integrating its brand strategy in Canada to more effectively leverage the Sun Life brand. As part of the integrated strategy, the Company also announced that it is retiring the Clarica name.

“With our rich history of more than 140 years and a customer base exceeding six million Canadians, Sun Life is one of Canada’s most recognized names,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial. “The Sun Life name is also well known and highly respected in many other markets around the world. Offering our customers, advisors and employees a more powerful brand promise will reinforce Sun Life’s position in Canada, and strengthen our platform for continued growth internationally.”

The integrated brand strategy will better enable the Company to leverage the strength of the Sun Life Financial name across its three key businesses in Canada. The strategy will also allow the Company to realize greater economies of scale in marketing expenditures, and reduce brand duplication and complexity in the Canadian marketplace.

"The Clarica brand has served the Company well and it has become known as a symbol of excellent service,” said Kevin P. Dougherty, President, Sun Life Financial Canada. “But looking to the future, we need to concentrate our branding efforts and our investments to maximize our presence in our markets. The core of Sun Life’s brand has the same values of excellence and integrity as the Clarica brand has become known for, and adds a distinct international quality which is increasingly relevant to our customers.”

“Sun Life is very highly respected by distributors and consumers, and this announcement is great news for the career sales force,” added Jack Garramone, President, Clarica Financial Services Inc. “Now we will be able to leverage the best the Company has to offer from its diverse channels, complementary businesses and intensified brand equity.”

The Clarica brand was introduced in 1999 as the new brand for Mutual Life of Canada after it converted from a company owned by policyholders to one owned by shareholders. Clarica was acquired by Sun Life in May 2002. Nearly two million Canadians hold policies and accounts through Clarica, which has a sales team of approximately 3,500 in offices from coast to coast.

The transition will be completed by the first quarter of 2008 and will be supported by an increased investment in the Sun Life brand. The change will not impact client service, advisor operations, existing policies, investments or current product offerings. The decision will also not affect McLean Budden, Sun Life Financial’s successful investment management subsidiary in Canada.

As a result of this transition, the Company will incur intangible asset write-downs in the range of $40 to $50 million after-tax in the first quarter of 2007. In addition, over the next twelve months the Company will incur related charges for transition-related advertising, replacement signs and other matters associated with the name change in the range of $15 to $20 million after-tax.

  Forward-Looking Statements
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN $436 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

For further information:

Media Relations Contact:	Investor Relations Contact:
Mei Ankrett	Kevin Strain
Director	Vice-President
External Communications & Corporate Affairs	Investor Relations
Tel: 416-979-6334	Tel: 416-204-8163
mei.ankrett@sunlife.com" mei.ankrett@sunlife.com	investor.relations@sunlife.com